

July 18, 2014

<u>Via E-mail</u>
Michael C. Arnold
Chief Executive Officer and President
Ryerson Holding Corporation
227 W. Monroe, 27th Floor
Chicago, IL 60606

   Re: Ryerson Holding Corporation
       Amendment No. 20 to
       Registration Statement on Form S-1
       Filed July 15, 2014
       File No. 333-164484

Dear Mr. Arnold:

  We have reviewed your response to our prior comment letter to you dated July 9, 2014 and have the following additional comments.

<u>Management's Discussion and Analysis of Financial Condition, page 40</u>

<u>Contractual Obligations, page 53</u>

1. We note your response to our prior comment one and reissue the comment. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise to include a pro forma table of contractual obligations that gives effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

2. We note your response to our prior comment 5 and reissue the comment. Prior to the planned effectiveness of the Company's Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

<u>Note 20. Subsequent Events, page F-39</u>

3. We note your response to our prior comment 8 and reissue the comment. Reference is made to page F-62 where you discuss the Company making a termination payment to its principal shareholder, Platinum, in connection with the termination of its advisory services agreement that is contingent on the closing of the initial public offering. To the

extent that this payment exceeds the Company's net earnings for the preceding twelve month period, please reflect it in pro forma earnings per share for the latest fiscal year and subsequent interim period presented in the financial statements, as applicable, pursuant to the guidance outlined in SAB Topic 1:B:3.

4. We note your response to our prior comment 9 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

You may contact Effie Simpson (202) 551-3346 or Linda Cvrkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Christopher Greer, Esq.